

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 31, 2007

Albert Folsom
Chief Executive Officer
Purchase Point Media Corp.
1100 Melville Street, Suite 320
Vancouver, BC Canada V6E4A6

   RE: **Purchase Point Media Corp.**
      Preliminary Information Statement on Schedule 14C
      Filed May 4, 2007
      File No. 0-25385

Dear Mr. Folsom:

   We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14C and the proxy rules. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement

1. Please provide a detailed analysis as to how no proxies were solicited in connection with obtaining approval of the proposals by a majority of the holders of your issued and outstanding common stock. Also revise the information statement to include tabular disclosure of the persons or entities that approved the transactions as well as the security holdings of each consenting shareholder.

2. With regard to your planned spin-off of the Last Word, to the extent you plan to rely on Staff Legal Bulletin No. 4 to effect the spin-off without registering the transaction, please confirm that the Last Word will file a Form 10 and have the Form 10 cleared prior to the consummation of the spin-off. See Section 4.B.3.a of Staff Legal Bulletin No. 4.

3. Because the spin-off appears to be a sale or other transfer of all or any substantial part of assets, revise the preliminary information statement to provide the disclosure required by Item 14 of Schedule 14A, including the information sought

in Item 14(c)(1) of Schedule 14A (i.e., "registrant" information described in Part B of Form S-4) with respect to the company filing the information statement or advise us you do not believe this is necessary. Furthermore, to the extent the transaction described in the information statement is a disposition of a significant business, the company should also provide unaudited financial statements of that significant business, as well as pro forma information reflecting the disposition of the business by Purchase Point. See Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations, Subsection H, Question 6 of the July 2001 Interim Supplement.

4.   File the entirety of the Share Exchange Agreement in an amendment to your Form 10-QSB for the three months ended March 31, 2007.

Outstanding Voting Securities

5.   Please fill-in the blank space in this section by indicating that each share of preferred stock is entitled to one vote.

Principal Stockholders

6.   Update your "Principal Stockholders" table to reflect the ownership of your common stock as of the most recent date practical. Also revise to include the beneficial ownership information with respect to the preferred stock. Note that Item 403 of Regulation S-B refers to "any class of the small business issuer's voting securities."

7.   Revise the footnotes to your beneficial ownership table to identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Amtel Communications, Inc., and Starbright Nmg, L.P.

8.   We note your disclosure in a Form 8-K filed on May 4, 2007 and in your preliminary information statement that after the 17.5 million shares are issued to the shareholders of Power Sports and the reverse stock split is effected, you will have 25,120,000 shares issued and outstanding. However, based on the record date of your reverse split, the 16 million shares included on your Form S-8 filed on May 11, 2007 will not be subject to the reverse split, such that you will have approximately 34,618,947 shares issued and outstanding after the reverse split and the issuance of 17.5 million shares to the shareholders of Power Sports. Please revise the preliminary information statement to create a table reflecting the expected ownership of your shares after the reverse split and change in control of your company, and to disclose the total number of shares you expect to be outstanding following the merger.

9.   Please revise to provide a separate section, with an appropriate heading, devoted to disclosure of your reverse stock split. When making these revisions, disclose the information required by Item 12 of Schedule 14A, including the company's reasons for the reverse stock split (including what the company intends to do with the shares), the general effect that the reverse split will have on existing security holders (when considered in combination with the issuance of shares on Form S-8 and the shares to be issued to the shareholders of Power Sports), how you will treat fractional shares, etc.

10.   In your revised information statement, clarify why the board approved the reverse stock split on November 1, 2006 when the company disclosed, in an 8-K filed on May 1, 2007, that the board approved the reverse stock split on April 30, 2007.

Power Sports Factors, Inc.

11.   Revise to clarify whether the name of the company with which you will be merging is "Power Sports Factors, Inc.," or instead "Power Sports Factory."

Dissenters' Rights of Appraisal

12.   It appears that your company is incorporated in Minnesota. Please revise to refer to the corporate laws of Minnesota rather than Nevada.

Additional Information

13.   Revise the list of documents incorporated by reference to include the Form 10-QSB for the three months ended March 31, 2007.

14.   We note that your company will have no operations after the spin-off at the time of the merger with Power Sports Factor, and that the acquisition of Power Sports Factor will be effective after the reverse split of your common stock. In your response to this comment, please tell us why you are not required to amend the Form 10-QSB for the three months ended March 30, 2007 (and required to be incorporated by reference into the preliminary information statement) to include financial information about the acquired company and pro forma financial information about the merger.

*   *   *   *

Please respond to these comments by filing a revised information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele Anderson
Legal Branch Chief

cc: Michael Krome
        Via Facsimile: (631) 737-8382